Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 14, 2025

VIA EDGAR TRANSMISSION

Mr. Christopher Bellacicco

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 370 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Mr. Bellacicco:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 12, 2025, with respect to Defiance Leveraged Long + Income CRCL ETF, Defiance Leveraged Long + Income CRWV ETF, Defiance Leveraged Long + Income GLXY ETF, Defiance Leveraged Long + Income Magnificent Seven ETF, Defiance Leveraged Long + Income Nasdaq 100 ETF, Defiance Leveraged Long + Income S&P 500 ETF, Defiance Leveraged Long + Income Ethereum ETF and Defiance Leveraged Long + Income Bitcoin ETF (each, a “Fund,” and together, the ‘Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	Please supplementally provide the Staff with completed Fee Tables pre-effectively.

Response: The completed Fees and Expenses tables and Expense Examples with respect to each of the Funds are as shown in the attached Appendix A. The Trust confirms supplementally that “Other Expenses” were estimated based on reasonably anticipated expenses to be incurred by each Fund during its initial fiscal period.

2.	With respect to Defiance Leveraged Long + Income Ethereum ETF’s Principal Investment Strategies section, the Staff notes the disclosure, “The Fund may also invest directly in certain Underlying ETPs only to the extent that they (i) do not hold ether directly, (ii) achieve exposure to ether indirectly via derivatives, and (iii) are registered as investment companies under the 1940 Act.” Please confirm that romanette (iii) is accurate and if so, provide a list of applicable 1940 Act investment vehicles.

Response: Revisions have been made to the Fund’s Principal Investment Strategies section of Form N-1A to address this comment, removing romanette (iii) where applicable, and provided to the Staff under separate cover.

If you have any questions or require further information, please contact Nicolas Kroeker at (262) 246-2782 or nkroeker@tidalfg.com.

Sincerely,

/s/ Nicolas Kroeker

Nicolas Kroeker

VP of Legal Services

Tidal Investments LLC

APPENDIX A

Defiance Leveraged Long + Income CRCL ETF

Defiance Leveraged Long + Income CRWV ETF

Defiance Leveraged Long + Income GLXY ETF

Defiance Leveraged Long + Income Magnificent Seven ETF

Defiance Leveraged Long + Income Nasdaq 100 ETF

Defiance Leveraged Long + Income S&P 500 ETF

Defiance Leveraged Long + Income Ethereum ETF

Defiance Leveraged Long + Income Bitcoin ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.49%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2) (includes interest and brokerage expenses)	0.02%
Total Annual Fund Operating Expenses	1.51%

(1)

The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$154	$477